Wrap Technologies, Inc.

3480 Main Hwy, Suite 202

Miami, Florida 33133

December 18, 2025

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attention: Kristin Baldwin

Re:	Wrap Technologies, Inc.
Registration Statement on Form S-3
Originally filed on October 17, 2025, as amended on December 12, 2025
File No. 333-290946 (the “Registration Statement”)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Wrap Technologies, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement, so that it may become effective at 5:00 p.m., Eastern Time, on December 22, 2025, or as soon thereafter as practicable.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Rick A. Werner, Esq. at (212) 659-4974.

Very truly yours,

Wrap Technologies, Inc.

By:	/s/ Scot Cohen
Scot Cohen
Chief Executive Officer

cc: Rick A. Werner, Esq., Haynes and Boone, LLP